Exhibit 4.3

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

Patriot National Bancorp, Inc. has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): our common stock, par value $0.01 per share (the “common stock”). References herein to “we,” “us,” “our company” and “Patriot” refer to Patriot National Bancorp, Inc. and not to any of its subsidiaries.

DESCRIPTION OF COMMON STOCK

The following description of the common stock of Patriot National Bancorp, Inc. is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Certificate of Incorporation, as amended (the “Certificate”), and our Amended and Restated By-laws (the “By-laws”), each of which is incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit is a part. We encourage you to read our Certificate, By-Laws and the applicable provisions of the Connecticut Business Corporations Act, as amended for additional information.

Authorized Capitalization

We are authorized to issue 101,000,000 shares of capital stock, consisting of 100,000,000 shares of common stock, par value $0.01 per share, and 1,000,000 shares of serial preferred stock, without par value. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any then outstanding preferred stock. As of December 31, 2021, no shares of preferred stock were outstanding.

Dividend Rights

Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of our common stock are entitled to receive dividends out of assets legally available at the times and in the amounts as our board may from time to time determine.

Voting Rights

Holders of common stock are entitled to one vote per share on matters on which our shareholders vote. Holders of common stock have cumulative voting rights in all elections of directors. Except as required by law, our Certificate or our By-Laws, matters will generally be decided by a majority of the votes cast at a meeting. A plurality vote standard applies to the election of directors.

No Pre-emptive or Other Rights

Holders of common stock are not entitled to pre-emptive, subscription or conversion rights and there are no redemption or sinking fund provisions applicable to the common stock.

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in all assets remaining after payments to creditors and after satisfaction of the liquidation preference, if any, of the holders of any preferred stock that may at the time be outstanding.

Anti-Takeover Provisions

Our Certificate and By-Laws include the following provisions that may have an effect of delaying, deferring or preventing a change in control of the Company.

Our Certificate provides that our board may from time to time issue one or more series of preferred stock without shareholder approval. Our board is authorized to adopt resolutions to, among other things, issue shares of preferred stock in one or more series and to fix the designations, powers, preferences, and relative participating, optional or other special rights of the shares of each such series and the qualifications, limitations or restrictions thereof. As a result, our board could, without shareholder approval, authorize the issuance of preferred stock with voting, dividend, redemption, liquidation, sinking fund, conversion and other rights that could proportionately reduce, minimize or otherwise adversely affect the voting power and other rights of holders of common stock or that could have the effect of delaying, deferring or preventing a change in control.

In addition,

•	Our By-laws prohibit shareholders from acting by written consent. Accordingly, shareholder action must take place at an annual or a special meeting of the Company’s shareholders;

•	Our By-laws impose notice and information requirements in connection with the nomination by shareholders of candidates for election as director; and

•	Under our Certificate and By-laws, our board of directors may enlarge the size of the board (not to exceed 25) and fill the vacancies.

Restrictions on Ownership

The ability of a third party to acquire us is limited under applicable U.S. banking laws and regulations. The Bank Holding Company Act (the “BHC Act”) requires any bank holding company (as defined therein) to obtain the approval of the Board of Governors of the Federal Reserve prior to acquiring, directly or indirectly, more than 5% of our outstanding common stock (which is our only class of voting securities). Any “company” (as defined in the BHC Act) other than a bank holding company would be required to obtain Federal Reserve approval before acquiring “control” of us. “Control” for purpose of the BHC Act generally means (i) the ownership or control of 25% or more of a class of voting securities, (ii) the ability to elect a majority of the directors or (iii) the ability otherwise to exercise a controlling influence over management and policies. Such definition of “control” is subject to certain presumptions and other requirements as set forth in the Federal Reserve’s Regulation Y. Any company that is deemed to hold a “controlling” ownership interest in our outstanding common stock for purposes of the BHC Act, would be subject to regulation and supervision as a bank holding company under the BHC Act. In addition, under the Change in Bank Control Act and the Federal Reserve’s regulations thereunder, any person, either individually or acting through or in concert with one or more persons, is required to provide notice to the Federal Reserve prior to acquiring, directly or indirectly, 10% or more of our outstanding common stock.